Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)

	As of
	June 30, 2018	December 31, 2017
	€	€

ASSETS

Non-current assets

Intangible assets	1,629	53

Property, plant and equipment, net	2,759	3,406

Other non-current financial assets	852	234

Total non-current assets	5,241	3,693

Current assets

Inventories	259	176

Trade and other receivables		76

Other current assets	11,237	5,791

Cash and cash equivalents	165,421	185,525

Total current assets	176,916	191,568

TOTAL ASSETS	182,156	195,261

	As of
	June 30, 2018	December 31, 2017
LIABILITIES AND SHAREHOLDERS’ EQUITY	€	€

Shareholders’ equity

Share capital	1,794	1,794

Premiums related to share capital	281,745	281,785

Reserves	(100,567)	(68,346)

Translation reserve	(190)	(203)

Net loss for the period	(18,970)	(33,530)

Total shareholders’ equity	163,812	181,419

Non-current liabilities

Long-term provisions	322	214

Financial liabilities – non-current portion	1,630	2,019

Deferred tax		3

Total non-current liabilities	1,952	2,236

Current liabilities

Financial liabilities – current portion	796	824

Trade and other payables	12,366	8,076

Other current liabilities	3,231	2,706

Total current liabilities	16,392	11,606

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	182,156	195,261